Health Canada   Santé Canada

Address Locator 0300A
Ottawa ON K1A 0K9

10-MM0395

May 18, 2018

Acreage Pharms Ltd.
[redacted]
Peers AB [redacted]

Subject: Amendment to a Producer's Licence issued under the *Access to Cannabis for Medical Purposes Regulations* (ACMPR)

Dear [redacted]

The Office has completed the review of your amendment application, received on January 25, 2018, as well as the supporting documentation provided to date in which you have requested to add the activity of sale for dried marihuana to parties and clients under subsections 22(2) and 22(4), respectively, of the ACMPR.

Please find enclosed the amended licence issued under the ACMPR for Acreage Pharms Ltd. in which the sale of dried marihuana under subsections 22(2) and 22(4) of the ACMPR have been added to your licence. This licence is effective as of May 18, 2018 and valid until March 27, 2020. It authorizes your organization to conduct the activities specified on your licence with marihuana for medical purposes, only for the site specified on the licence and in accordance with the conditions set out in your licence.

We wish to remind you that, as per section 50 of the ACMPR, you are required to provide, within 30 days of the issuance of this licence, a written notice to a senior official of the local government, the local fire authority, and the local police force or the Royal Canadian Mounted Police detachment responsible for providing policing services to the area where the site is located. The notice must contain the name of the licensed producer and the address of the site, and confirm that a licence has been issued.

If you still have in your possession the previous original licence issued to your company, please ensure to return us this document upon receipt of this amended licence. Note that the submission of the original licence is required for any licence amendment under paragraph 39(1)(c) of the ACMPR.

Canada

If you have any further questions, please do not hesitate to contact us by email at ACMPR-RACFM@hc-sc.gc.ca

Sincerely,

N. Totkiel

FOR

Mike McGuire
Director, Operations / Directeur, Opérations
Office of Medical Cannabis / Bureau du Cannabis médical
Health Canada / Santé Canada

Enc.: Amended Producer's Licence